CTDC Announces Agreement to Raise $1,500,000 Through Private Placement of Common Equity

HONG KONG – September 24, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that it has executed a Securities Purchase Agreement (“the agreement”) to raise $1,500,000 in a private placement of common stock and warrants with several U.S. institutional accredited investors.

Under the agreement, CTDC will issue 498,338 shares of its common stock at the price of $3.01 per share with 50% warrant coverage at exercise price of $6.00 per share through a private placement. The warrants will have a five-year term following the closing of this transaction. The Company intends to use the proceeds from the financing to prepare for the manufacturing band expansion of the SnO2 solar base plates as well as for working capital and general corporate purposes. For all details of the offering, please visit Company’s SEC Filings of the 6Khttp://www.nasdaq.com/asp/quotes_sec.asp?selected=CTDC&symbol=CTDC filed by 9:00 a.m. EST on Wednesday, September 24, 2008.

This press release is not an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The shares sold in the private placement and the shares issuable upon the exercise of the related warrants have not been and will not be registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the Securities and Exchange Commission (“SEC”) or through an applicable exemption from SEC registration requirements. The shares and warrants were offered and sold only to institutional and accredited investors.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (), one of the biggest state-owned conglomerates in China. For more information about CTDC, please visit our website at http://www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +852 3112 8461
Email: ir@chinactdc.com